December 4, 2020

VIA EDGAR AND FEDEX OVERNIGHT

Susan Block
Dietrich King
Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Lighthouse Life Capital, LLC
Draft Offering Statement on Form 1-A Submitted September 25, 2020
Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted November 12, 2020
CIK No. 0001824921

Dear Ms. Block and Mr. King:

This letter is submitted on behalf of Lighthouse Life Capital, LLC, a Delaware corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated November 24, 2020 with respect to the Issuer’s Draft Offering Statement on Form 1-A filed with the Commission on September 25, 2020 as amended by Amendment No. 1 to the Draft Offering Statement on Form 1-A filed with the Commission on November 12, 2020 (collectively, the “DOS”). This letter is being submitted contemporaneously with the initial public filing of the Issuer’s Offering Statement on Form 1-A (the “Offering Statement”) containing changes made in response to the Staff’s comments to the DOS and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the Offering Statement.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of the Offering Statement to the Draft Offering Statement, along with two redlines marked against the Draft Offering Statement. All page references within the Issuer’s responses are to pages of the clean copy of the Offering Statement.

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Ms. Susan Block
Mr. Dietrich King
U.S. Securities and Exchange Commission
December 4, 2020

Amendment No. 1 to Draft Offering Statement on Form 1-A submitted on November 12, 2020

General

1.
We note your response to comment 1 and your revised disclosure clarifying that the Bonds automatically renew at the same interest rate and for the same term, unless redeemed. Please acknowledge your understanding that each such renewal would constitute a new offering for the purpose of the registration requirements of the Securities Act and, as such, must be either registered or conducted pursuant to an exemption from registration. Further, please acknowledge that if you use Regulation A for any such renewal offering, such offering would count against the aggregate dollar limitations in Rule 251(a) of Regulation A.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on pages 5. 21 and 40 of the Second Amendment.

Risk Factors

Risks Related to the Bonds and to this Offering, page 10

2.
Please add a new risk factor to disclose the material risks to investors arising out of the automatic renewal feature of the Bonds.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 11 of the Second Amendment.

Plan of Distribution, page 21

3.
Please disclose the automatic renewal feature of the Bonds. In addition, please disclose that any such renewal would constitute a new offering for the purpose of the registration requirements of the Securities Act and, as such, must be either registered or conducted pursuant to an exemption from registration.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 21 of the Second Amendment.

Ms. Susan Block
Mr. Dietrich King
U.S. Securities and Exchange Commission
December 4, 2020

Index to Financial Statements, page F-1

4.
We note your response to comment 13 regarding your belief that LHL Solutions is your only predecessor, but continue to believe that the combined operations of LHL Solutions and LHL Direct is your predecessor. In this regard, we note that:

●
As previously indicated, the definition of predecessor in Rule 405 of Regulation C is very broad.
●
It is clear from your financial statements presented in your submission that as a shell company your historical operations are insignificant and that you succeeded to the operations of both LHL Solutions and LHL Direct.
●
The fact that both entities are sister companies operated by the same parent is indicative that the combined operations is your predecessor.
●
The acquisition of both these sister entities on the same day is also indicative that the combined operations is your predecessor.
●
As previously indicated, from your disclosure of combined net loss on page F-6, it is apparent that the net loss for LHL Direct for the year ended September 30, 2019 is significant to your operating results.
●
The fact that the vast majority of LHL Direct's historical costs were allocated from its parent is irrelevant given that SAB 1B requires all costs of doing business to be reflected in an entity's financial statements, including those incurred/paid by a parent entity. In addition, we note your response that these allocations are similar in nature to those made to LHL Solutions.
●
The fact that LHL Direct has no employees is not determinative. In this regard, we note that LHL Solutions also has no employees.
●
The fact that LHL Direct historically has no assets or revenues is not determinative, noting that historically LHL Solutions has limited assets and revenues.
●
LHL Direct performed advertising and marketing activities and these activities are integral to any business.

As such, and given that LHL Solutions and LHL Direct are sister companies, please revise your filing to identify the combined operations of these two entities as your predecessor company and provide the combined historical financial statements of these two entities in lieu of those provided for LHL Solutions.

Issuer’s Response: We respectfully acknowledge the Staff’s comment and preparation of the revised predecessor financials is currently in process. As discussed with the Staff, we will file revised predecessor financial statements reflecting the combined operations of Lighthouse Life Solutions, LLC and Lighthouse Life Direct, LLC as our predecessor. We will also revise corresponding components of the qualitative disclosure when the revised predecessor financials are filed.

Ms. Susan Block
Mr. Dietrich King
U.S. Securities and Exchange Commission
December 4, 2020

Exhibits

5.
When you file live on EDGAR, please have your auditors update their consent provided as Exhibit 11(a) to the then-current date.

Issuer’s Response: In response to the Staff’s comment, please see updated consent attached as Exhibit 11(a) to the Second Amendment.

The Issuer respectfully believes that the information contained herein is responsive to the Comments. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Robert R. Kaplan, Jr.
Robert R. Kaplan, Jr.

cc:
T. Rhys James, Esq. (via electronic mail)